UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CERULEAN PHARMA INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

15708Q105

(CUSIP Number)

Polaris Partners 1000 Winter Street, Suite 3350 Waltham, MA 02451	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 850 Winter Street Waltham, MA 02451 Attn: Jay K. Hachigian, Esq. (781) 890-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15708Q105

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,172,258[1] shares , except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares and Alan Crane (“Crane”), a holder of an assignee interest in PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,172,258[1] shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,172,258 shares[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	Based on 3,148,044 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 24,214 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.

CUSIP No. 15708Q105

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

61,824[2] shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

61,824[2] shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,824 shares[2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%[2]
14.	Type of Reporting Person (See Instructions) PN

[2]	Based on 61,353 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 471 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.

CUSIP No. 15708Q105

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

21,727[3] shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

21,727[3] shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,727 shares[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%[3]
14.	Type of Reporting Person (See Instructions) PN

[3]	Based on 21,562 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 165 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.

CUSIP No. 15708Q105

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

31,720[4] shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

31,720[4] shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,720 shares[4]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%[4]
14.	Type of Reporting Person (See Instructions) PN

[4]	Based on 31,478 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 242 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.

CUSIP No. 15708Q105

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,287,529[5] shares, of which 3,172,258[1] shares are directly owned by PVP V, 61,824[2] shares are directly owned by PVPE V, 21,727[3] shares are directly owned by PVPFF V and 31,720[4] shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,287,529[5] shares, of which 3,172,258[1] shares are directly owned by PVP V, 61,824[2] shares are directly owned by PVPE V, 21,727[3] shares are directly owned by PVPFF V and 31,720[4] shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,287,529 shares[5]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%[5]
14.	Type of Reporting Person (See Instructions) OO

[5]	Based on 3,262,437 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 25,092 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.

CUSIP No. 15708Q105

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,287,529[5] shares, of which 3,172,258[1] shares are directly owned by PVP V, 61,824[2] shares are directly owned by PVPE V, 21,727[3] shares are directly owned by PVPFF V and 31,720[4] shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,287,529[5] shares, of which 3,172,258[1] shares are directly owned by PVP V, 61,824[2] shares are directly owned by PVPE V, 21,727[3] shares are directly owned by PVPFF V and 31,720[4] shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, McGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,287,529 shares[5]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%[5]
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 15708Q105

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,287,529[5] shares, of which 3,172,258[1] shares are directly owned by PVP V, 61,824[2] shares are directly owned by PVPE V, 21,727[3] shares are directly owned by PVPFF V and 31,720[4] shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,287,529[5] shares, of which 3,172,258[1] shares are directly owned by PVP V, 61,824[2] shares are directly owned by PVPE V, 21,727[3] shares are directly owned by PVPFF V and 31,720[4] shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,287,529 shares[5]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%[5]
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 15708Q105

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Cerulean Pharma Inc. (the “Issuer”). The Issuer’s principal executive office is located at 850 Memorial Drive, Cambridge, MA 02139.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, Flint and McGuire, (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of PVP V, PVPE V, PVPFF V and PVPSFF V is that of a private investment partnership. The sole general partner of PVP V, PVPE V, PVPFF V and PVPSFF V is PVM V. The principal business of PVM V is that of acting as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V. Flint and McGuire are the managing members of PVM V.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Polaris Partners, 1000 Winter Street, Suite 3350, Waltham, Massachusetts, 02451.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On April 10, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-194442) in connection with its initial public offering of 8,500,000 shares of Common Stock was declared effective.

CUSIP No. 15708Q105

In a number of transactions, the Reporting Persons acquired shares of Series B-1 Preferred Stock convertible into 468,263 shares of Common Stock, shares of Series C Preferred Stock convertible into 157,052 shares of Common Stock, shares of Series D Preferred Stock convertible into 380,044 shares of Common Stock, warrants that were convertible into 364,050 shares of Series C Convertible Preferred Stock which are convertible into 25,092 shares of Common Stock at any time until November 12, 2017, 7% Convertible Promissory Notes issued on August 13, 2013, which are convertible into 385,435 shares of Common Stock and 7% Convertible Promissory Notes issued on February 14, 2014, which are convertible into 401,061 shares of Common Stock, all for an aggregate purchase price of $16,163,110 (collectively, the “Pre-IPO shares”). The Pre-IPO shares converted into Common Stock or warrants to purchase Common Stock, respectively, upon the closing of the offering.

On April 15, 2014, the Reporting Persons purchased 1,470,582 newly-issued shares of Common Stock (the “IPO Shares”) for an aggregate purchase price of $10,294,074.

The Reporting Persons obtained the amounts required for all purchasers of Pre-IPO shares and IPO Shares from their working capital.

Item 4. Purpose of Transaction.

Each of PVP V, PVPE V, PVPFF V and PVPSFF V purchased additional Common Stock of the Issuer for investment purposes. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 19,014,563 shares of Common Stock outstanding as of the date of the event which requires the filing of this statement.

(a) PVP V directly beneficially owns 3,172,258 shares of Common Stock, or approximately 16.7% of the Common Stock outstanding. PVPE V directly beneficially owns 61,824 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. PVPFF V directly beneficially owns 21,727 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVPSFF V directly beneficially owns 31,720 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

CUSIP No. 15708Q105

(b) The managing members of PVM V and Crane may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM V, in the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

CUSIP No. 15708Q105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2014

POLARIS VENTURE PARTNERS V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

CUSIP No. 15708Q105

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

JONATHAN A. FLINT

By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	/s/ Terrance G. McGuire
Terrance G. McGuire